SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated January 2, 2013

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia press release dated December 4, 2012: Nokia to sell and lease back head office building

Nokia press release dated December 12, 2012: Sale and lease-back of Nokia’s head office building completed

Nokia press release dated December 21, 2012: Nokia and RIM enter into new patent license agreement

Nokia Siemens Networks press release dated December 5, 2012: Redknee plans to acquire Business Support Systems from Nokia Siemens Networks

PRESS RELEASE

04.12. 2012

Nokia to sell and lease back head office building

Espoo, Finland - Nokia has agreed to sell and lease back its head office building in Espoo, Finland on a long-term lease to Finland-based Exilion. We expect to complete the sale by the end of 2012. The selling price is EUR 170 million.

“We had a comprehensive sales process with both Finnish and foreign investors and we are very pleased with this outcome. As we have said before, owning real estate is not part of Nokia’s core business and when good opportunities arise we are willing to exit these types of non-core assets. We are naturally continuing to operate in our head office building on a long-term basis,” said Timo Ihamuotila, CFO, Nokia.

Note to editors: Nokia has operated in the building since 1997. The 48,000 m2 building, designed by architect Pekka Helin, is located in Keilaniemi, Espoo, Finland.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

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PRESS RELEASE

12 December 2012

Sale and lease-back of Nokia’s head office building completed

Espoo, Finland — Nokia today completed the sale and lease-back of its head office building in Espoo, Finland to Exilion. The transaction was originally announced on December 4, 2012.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

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PRESS RELEASE

FINAL
December 21, 2012

Nokia and RIM enter into new patent license agreement

RIM payments to Nokia settle all legal actions between the companies

Espoo, Finland — Nokia has entered into a new patent license agreement with Research In Motion. The agreement will result in settlement of all existing patent litigation between the companies and withdrawal of pending actions in the US, UK and Canada related to a recent arbitration tribunal decision.

The financial structure of the agreement includes a one-time payment and on-going payments, all from RIM to Nokia.  The specific terms of the agreement are confidential.

“We are very pleased to have resolved our patent licensing issues with RIM and reached this new agreement, while maintaining Nokia’s ability to protect our unique product differentiation,” said Paul Melin, chief intellectual property officer at Nokia. “This agreement demonstrates Nokia’s industry leading patent portfolio and enables us to focus on further licensing opportunities in the mobile communications market.”

During the last two decades, Nokia has invested approximately EUR 45 billion in research and development and built the wireless industry’s strongest and broadest IPR portfolio, with around 10,000 patent families.  Nokia is a world leader in the development of handheld device and mobile communications technologies, which is also demonstrated by Nokia’s strong patent position.

FORWARD-LOOKING STATEMENTS
It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of  restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:  1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products that operate on the  Windows Phone operating system that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products that operate on the Windows Phone operating system a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone products that achieves sufficient scale, value and attractiveness to all market participants; 3) reduced demand for, and net sales of, Nokia products that operate on the Windows Phone 7 operating system in anticipation and availability of Nokia products with the new Windows Phone 8 operating system; 4) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 5) our ability to effectively and timely implement planned changes to our operational structure, including the planned restructuring measures, and to successfully complete the planned investments, acquisitions and divestments in

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order to improve our operating model and achieve targeted efficiencies and reductions in operating expenses as well as our ability to accurately estimate the related restructuring charges and restructuring related cash outflows; 6) our future sales performance, among other factors, may require us to recognize allowances related to excess component inventory, future purchase commitments and inventory write-offs  in our Devices & Services business;  7) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 8) our ability to produce attractive and competitive devices in our Mobile Phones business unit including feature phones and devices with more smartphone-like features such as full touch devices, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 9) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the success of our Location & Commerce strategy, including our ability to establish a successful location-based platform, extend our location-based  services across devices and operating systems, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 12) our actual performance in the short-term and long-term could be materially different from our forecasts, which could impact future estimates of recoverable value of our reporting units and may result in impairment charges; 13) our success in collaboration and partnering arrangements with third parties, including Microsoft; 14) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 15) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 16) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 18) the success, financial condition and performance of our suppliers, collaboration partners and customers; 19) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 20) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 21) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 22) any actual or even alleged defects or other quality, safety and security issues in our products; 23) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 24) our ability to successfully manage the pricing of our products and costs related to our products and operations; 25) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 26) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 27) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 28) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 29) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 30) any disruption to information technology systems and networks that our operations rely on; 31) unfavorable outcome of litigations;  32) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 33) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 36) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 37) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 38) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 39) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 40) the management of our customer financing exposure, particularly in the networks infrastructure and related services

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business; 41) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 42) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia
Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

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Press Release

Espoo, Finland — December 5, 2012

Redknee plans to acquire Business Support Systems from Nokia Siemens Networks

Redknee to host investor conference call at 8:30 a.m. Eastern Time on December 5, 2012

Redknee (TSX:RKN), a leading provider of business-critical billing and charging software and solutions for communications service providers, has reached a definitive agreement to acquire Nokia Siemens Networks’ Business Support Systems (BSS) business. Nokia Siemens Networks’ BSS business provides real-time charging, rating, policy, and customer care solutions to more than 130 communication service providers, including half of the top 100 global mobile operators.

Nokia Siemens Networks believes Redknee is best suited to take ownership of the business based on the strength of Redknee’s management team, continuity of the current BSS portfolio, and access to innovation for Nokia Siemens Networks’ BSS customers. Approximately 1200 employees would transfer to Redknee, underpinning current service levels and quality for customers. The planned acquisition would bring to Redknee a complementary global footprint that spans more than 90 countries, including Europe, Asia Pacific, the Middle East and Africa.

Lucas Skoczkowski, Redknee’s CEO, commented: “This planned acquisition marks a significant milestone in Redknee’s long-term growth strategy. It would add strong long-standing relationships with new Tier 1 operators and expand Redknee’s market share and presence in high growth markets. Our expanded team would drive the continued success of our customers, as we strive to be the provider of choice for real-time converged billing, customer care, policy, and payment solutions in the communications industry.”

“Our commitment to ongoing investment in the product roadmap will ensure that our customers will benefit from the complementary capabilities, larger scale, and impressive IP portfolio. In addition, this planned acquisition would create a significant solution suite that offers a compelling and proven alternative for global system integrators and partners,” Skoczkowski said.

Following the acquisition, Redknee would remain committed to the core values for which both it and Nokia Siemens Networks are widely recognized, including strong customer focus and delivering market leading, innovative products and services. This would include continued research and development investment to deliver flexible on-premise and cloud-based solutions that meet the scalability and agility requirements of communication service providers globally.

Rajeev Suri, CEO of Nokia Siemens Networks, said: “This planned transaction supports our transformation to focus on mobile broadband. Both Redknee and Nokia Siemens Networks have a reputation for high quality and customer commitment, which provides a common foundation for Redknee to build the BSS business in the future. We will work with Redknee to ensure a smooth transfer of the business and to provide some mobile broadband specific elements of the BSS portfolio to our customers.”

Nokia Siemens Networks Media Relations PO Box 1 FI-02022 Nokia Siemens Networks

Rick Centeno, head of the BSS business at Nokia Siemens Networks, added, “The planned acquisition would provide our customers the benefits of being managed by a team consisting of our trusted BSS specialists and Redknee, a company widely recognized for its focus on leadership in the BSS space and for ensuring the success of its customers. Through the continuing support of the Beyond Billing solution and new capabilities from Redknee, our customers would have access to a portfolio and industry expertise that would equip them to succeed in today’s dynamic operating environment.”

The acquisition would involve the transfer to Redknee of Nokia Siemens Networks’ BSS customer and supplier contracts, intellectual property rights, fixed assets and associated liabilities, along with BSS employees. The employees expected to transfer to Redknee are mainly based in Berlin, Germany; Bangalore, India; and Wroclaw, Poland. Until the agreement closes, Nokia Siemens Networks will work to ensure an orderly migration and transfer of the BSS business. Nokia Siemens Networks would retain a small number of broader customer contracts that include elements of BSS for GSM-R and mobile broadband related mediation.

Redknee expects to finance the transaction through a combination of cash on its balance sheet and debt facilities. Such debt facilities are subject to conditions and will be entered into on, and subject to, closing of the acquisition. The total consideration paid by Redknee for the BSS business will include 15 million euros in cash at closing, plus a maximum of 25 million euros for certain performance-based cash earn-outs expected to be paid over 12 to 36 months post-closing.

The acquisition is anticipated to close in the first half of calendar year 2013. The acquisition is subject to applicable regulatory, exchange and third party approvals, a consultation process with trade union representatives, and other customary terms and conditions. The acquisition would be a significant acquisition for Redknee under applicable securities laws and, accordingly, Redknee will file a Business Acquisition Report 75 days following the closing of the acquisition. Canaccord Genuity acted as the exclusive financial advisor to Redknee.

A material change report, which provides more details on the acquisition and the agreement will be filed with the Canadian securities regulators shortly and will be available at www.sedar.com and at Redknee’s website at www.redknee.com.

Investor Conference Call

Redknee will host a conference call today; December 5, 2012 at 8:30 a.m. Eastern Time to discuss the acquisition as well as the company’s results for the fiscal fourth quarter and full year ended September 30, 2012. Redknee Solutions’ CEO Lucas Skoczkowski and CFO David Charron will host the conference call followed by a question and answer period.

Date: Wednesday, December 5, 2012

Time: 8:30 a.m. Eastern time

Dial-In Number: 1-877-941-2068

International: 1-480-629-9712

Conference ID#: 4573892

The presentation will be webcast live and available to replay via the Investors section of the company’s website at www.redknee.com.

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Liolios Group at 1-949-574-3860.

A replay of the call will be available after 11:30 a.m. Eastern time on the same day until January 5, 2013.

Toll-Free Replay Number: 1-877-870-5176

International Replay Number: 1-858-384-5517

Replay PIN #: 4573892

About Redknee

Redknee is a leading global provider of innovative communication software products, solutions and services. Redknee’s award-winning solutions enable operators to monetize the value of each subscriber transaction while personalizing the subscriber experience to meet mainstream, niche and individual market segment requirements. Redknee’s revenue generating solutions provide advanced converged billing, rating, charging and policy for voice, messaging and new generation data services to over 90 network operators in over 50 countries. Established in 1999, Redknee Solutions Inc. (TSX: RKN.TO) is the parent of the wholly-owned operating subsidiary Redknee Inc. and its various subsidiaries. References to Redknee refer to the combined operations of those entities. For more information about Redknee and its solutions, please go to www.redknee.com.

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. We operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 150 countries and had net sales of over 14 billion euros in 2011. http://www.nokiasiemensnetworks.com

Nokia Siemens Networks Media Enquiries

Ben Roome

Phone: +44 7827 300 203

E-mail: ben.roome@nsn.com

Media Relations

Phone: +358 7140 02869

E-mail: mediarelations@nsn.com

Redknee Investor Enquiries

David Charron, Chief Financial Officer

Phone: +1 905 625 2943

Redknee Investor Relations

Matt Glover or Michael Koehler - Liolios Group, Inc.

Phone +1 949 574 3860

Redknee Media Enquiries

Ian Hood or Matt Humphries - Babel PR

Phone: +44 (0)20 7434 5559

Email: redknee@babelpr.com

Forward-looking statements

Certain statements in this document may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this document, such statements use such words as “may,” “will,” “expect,” “continue,” “believe,” “plan,” “intend,” “would,” “could,” “should,” “anticipate” and other similar terminology. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Persons reading this news release are cautioned that such information may not be appropriate for other purposes.

Such forward-looking statements include the statements regarding the Acquisition, including the closing of the Acquisition, and may also include financial and other projections as well as statements regarding Redknee’s future plans, objectives or performance for the current period and subsequent periods and regarding the markets for our products. These statements reflect current assumptions and expectations regarding future events and operating performance and speak only as of the date of this document. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to vary significantly from the results discussed in the forward-looking statements, including, but not limited to, the possibility that any conditions to closing of the Acquisition under the Agreement, including regulatory approvals, may not be satisfied or waived, the possibility that Redknee will be unable to satisfy the conditions precedent to the loan facility to receive the necessary financing, a material adverse change in the affairs of Nokia Siemens Networks and/or Redknee or a development materially adversely affecting the financial markets, and the factors discussed under the “Risk Factors” section of Redknee’s most recently filed AIF which is available on SEDAR at www.sedar.com and on Redknee’s web-site at www.redknee.com, and with respect to Nokia including Nokia Siemens Networks on pages 13-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements.

Although the forward-looking statements contained in this document are based upon what we believe are reasonable assumptions, we cannot assure investors that our actual results will be consistent with these forward-looking statements. We assume no obligation to update or revise these forward-looking statements to reflect new events or circumstances, except as required by securities law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2013		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal